SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

31 October 2005	Matav – Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Contacts Between Representatives of Owners of Cable Companies and
Partner Communications’ Controlling Shareholder Regarding Acquisition of Control
of Partner

NETANYA, Israel, October 30, 2005 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported in response to press reports that appeared over the weekend, that in the context of exploring various alternatives related to consummation of the merger between the cable companies, contacts have been made between representatives of the owners of cable companies and representatives of the controlling shareholder of Partner Communications Company Ltd. (“Partner”) to explore the possibility of the acquisition of the control of Partner. At this early stage, the structure and terms of a transaction have not been agreed upon, and it is not known who will be the parties to the transaction, nor there is any certainty that the transaction shall occur at all.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 1.2 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, General Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com